PROXY MEMORANDUM

To: Pilgrim’s Pride Corporation Shareholders
Subject: Shareholder Resolution Calling on Board to Adopt and Implement a Water Stewardship Policy
Date: April 18, 2018
Contact: Anna Falkenberg, Socially Responsible Investment Coalition, 210.344.6778 or afalkenberg@sric-south.org

Shareholders Encouraged to Vote FOR Shareholder Proposal #5 at Pilgrim’s Pride Corporation (PPC): Adopt and Implement a Water Stewardship Policy

Executive Summary

Lead filer Oblate International Pastoral Investment Trust and co-filers: Friends Fiduciary, Adrian Dominican Sisters, Mercy Investment Services, Inc. and Park Foundation, seek your support for Proposal #5 asking the Board of Directors of Pilgrim’s Pride Corporation (“Pilgrim’s”, “PPC” or “the Company”) to adopt and implement a water stewardship policy designed to reduce risks of water contamination from Pilgrim’s direct operations and supply chain.

The Proposal relates to the Board’s role in the Company’s management of risk.  Proponents of this resolution share a common concern regarding the financial and reputational risks associated with water contamination from the company’s operations and its supply chain.

The Proposal will be included in the Proxy Statement for the Annual Meeting of the Company on May 10, 2018:

RESOLVED: Shareholders request the Board of Directors adopt and implement a water stewardship policy designed to reduce risks of water contamination from Pilgrim’s direct operations and supply chain.

Supporting Statement: Proponents believe the water policy should include:
•
Requirements for leading practices for nutrient management and pollutant limits throughout direct operations, contract farms, and feed suppliers, with a focus on verifiably reducing nitrate contamination;

•	Reporting on time-bound goals, key performance indicators and metrics demonstrating conformance to the policy;
•	Financial and technical support to help suppliers implement the policy; and
•	A transparent mechanism to regularly disclose progress on adoption and implementation.

Overview of Water Risk and Resolution

PPC has a history of water contamination incidents at its facilities and among suppliers and contract farmers and its business is exposed to significant water risk. The company’s disclosures on water related risks are inadequate to be able to construct a full picture of how our company is managing water-related risks and opportunities. PPC has no policy to comprehensively manage water stewardship. We therefore ask the company to assess water quality-related risks associated with the company’s direct operations as well as in its supply chain (including contract growers and feed suppliers), and develop a comprehensive water stewardship policy with related goals that address the following risks.

Pilgrim’s Pride Does Not Sufficiently Manage Water Risk

Pilgrim’s Pride is the second-largest chicken producer in the US.  According to a June 2016 analysis by Environment America, Pilgrim’s Pride released 544,790 pounds of toxic pollutants in U.S. waterways in 2014, as reported in U.S. EPA’s Toxic Release Inventory.  Given the reputational, litigation and regulatory risk of being a large polluter, Pilgrim’s needs to describe how it is working to further minimize effluent discharge beyond compliance levels, and what related goals and targets have been set, particularly where wastewater discharges may be making a significant impact on local water quality conditions. For example:

Non-compliance at facility level
The company has, in the past, been exposed to detrimental impacts due to water quality violations and noncompliance.  For example, in March of 2015, the Atlanta Journal-Constitution found that “since 2006 Pilgrim’s Pride has regularly dumped more pollutants into Flat Creek than the state allows… State officials have found shortcomings in Pilgrim’s Pride’s pollution control practices since at least 2006, state records reviewed by the Atlanta Journal-Constitution show. Since 2006, the processor has exceeded pollution benchmarks in nearly one out of every two tests they have conducted.”1

Earlier this year, the Guardian published an article revealing that previously unseen government records detail ‘deeply worrying’ incidents in pork and poultry plants, raising fears of ‘dirty meat’ entering the UK.2 Frequent failings were identified at 24 plants operated by Pilgrim’s Pride. More than 16,000 non-compliance reports on Pilgrim’s Pride operations detail 36,612 individual regulatory violations - an average of 1,464 a month - at the 24 plants during a 25-month period between 2014 and 2016.

PPC was recently required to pay a record $1.43 million in penalties to reduce pollution in the Suwannee River watershed in Florida.3 The bulk of that money will go to fund a new sustainable farming program at Stetson University to reduce pollution. The settlement terms would require Pilgrim’s Pride to:
•	Conduct a comprehensive study on eliminating the plant’s wastewater discharge to the Suwannee River;
•	Conduct a toxicity identification evaluation to address the cause of the plant’s toxicity violations;
•	Conduct a water use and reuse study, an analysis of the plant’s water supply system, and various upgrades to the wastewater treatment plant; and
•
Pay $1.43 million, of which $1.3 million would be used to create a Sustainable Farming Fund designed to improve soil, groundwater, and surface water quality in the Suwannee Basin, and $130,000 would be paid to the U.S. Treasury as a civil penalty.

1 "Few penalties, lax oversight for chicken plants that pollute." The Atlanta-Journal Constitution. March 22, 2015.
2 “Dirty meat: Shocking hygiene failings discovered in US pig and chicken plants/” Guardian.  Feb. 21, 2018.  https://www.theguardian.com/animals-farmed/2018/feb/21/dirty-meat-shocking-hygiene-failings-discovered-in-us-pig-and-chicken-plants
3 https://environmentamerica.org/news/ame/environmental-groups-reach-major-clean-water-settlement-pilgrims-pride

Animal Waste Management

Pilgrim’s Pride has both owned animal operations, and also procures livestock through a network of contract growers. This supply chain generates an enormous volume of animal waste; in fact manure runoff from concentrated operations is a significant source of water pollution in the U.S.

Minimizing Fertilizer Runoff from Feed Growers
Runoff from the acres of crops needed to feed livestock is a major source of pollution in critical waterways like the Chesapeake Bay and the Gulf of Mexico. In particular, nitrogen run-off from cornfields - the major ingredient in animal feed - is the single largest source of nutrient pollution to the Gulf of Mexico’s “dead zone,” an area the size of Connecticut that is essentially devoid of life.4

Summary

As concerned investors, we recognize the company has made some efforts related to water use reduction; however, investors remain concerned about the lack of a water policy that clearly outlines how the company is managing water contamination related risks.  The proposal is not duplicative of the company’s current practices and procedures as those focus mainly on water use reduction, versus a clear policy on how it is addressing water quality related risks.

 Therefore, we urge shareholders to vote FOR proposal #5 calling on Pilgrim’s Pride to:

•
Adopt and implement a comprehensive water stewardship policy designed to reduce risks of water contamination from Pilgrim’s direct operations and supply chain.  The policy should include requirements for leading practices for nutrient management and pollutant limits throughout direct operations, contract farms, and feed suppliers, with a focus on verifiably reducing nitrate contamination; financial and technical support to help implement the policy; robust and transparent measures to prevent water pollution incidents; specific time-bound goals to ensure conformance with the policy.

•
Assess its water quality-related risks, including wastewater discharge from processing facilities, manure management practices of owned animal operations and contract animal operations, as well as fertilizer run-off pollution associated with feed production and;

•	Produce transparent mechanism to regularly disclose progress on adoption and implementation of the policy.

For questions regarding this proposal, please contact Anna Falkenberg, Socially Responsible Investment Committee at 210.344.6778 or afalkenberg@sric-south.org.

4 “Water and Climate Risks Facing U.S. Corn Production: How Companies and Investors Can Cultivate Sustainability.” Ceres. June 2014.